02028421

March 27, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), documents described below are enclosed for your attention.

- **Stock Exchange of Thailand Filling, AIS 119/2002**
  Subject: Notification of the Resolutions of the Board of Directors Meeting No. 3/2002 in respect to the issuance and offering of warrants to directors, employees, and advisors of the Company
  Date: March 26, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department, 414 Shinawatra Tower I, 13/F, Phahon Yotin Road, Samsen Nai, Phaya Thai, Bangkok 10400, Thailand in the enclosed self-addressed stamped envelope.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

PROCESSED
APR 1 9 2002
THOMSON
FINANCIAL

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter

To The Stock Exchange of Thailand

Date March 26, 2002

AIS 119/2002

Subject: Notification of the Resolutions of the Board of Directors' Meeting in respect to the issuance and offering of warrants to directors, employees and, advisors of the Company.

To: President

The Stock Exchange of Thailand

The Board of Directors of Advanced Info Service Public Company Limited (the "Company") at the meeting No. 3/2002 held on March 26, 2002 at 4.00 p.m. at the Board Room, 20th Floor, 414, Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400, resolved the matters as follows:

1. Certified the Minutes of the Board of Directors' Meeting No.2 /2002 held on February 28, 2002;
2. Approved the issuance and offering of 14,000,000 warrants to directors, employees, and advisors whose are eligible to be allocated and the subrogated securities purchaser. The list of all directors to be allocated warrants and employees and advisors of the Company to be allocated warrants in the amount exceeding 5 percent of warrant to be issued and offered, is as follows:

Name	Number of Allocated Warrants	% of Total Warrants
1. Mr. Somprasong Boonyahcai	1,471,800 Units	10.51
2. Mr. Vikrom Sriprataks	1,128,600 Units	8.06
3. Mrs. Suvimon Kaewkoon	1,197,800 Units	8.56
4. Ms. Yingluck Shinawatra	1,250,000 Units	8.93
5. Mr. Songsak Premsuk	1,040,400 Units	7.43

3. Acknowledged the date of the issuance and offering the warrants to directors, employees and advisor of the Company determined by the Executive Committee as the resolutions of the shareholders' meeting of the Company. The issuance and offering the warrants shall be made on the day after the Board of Directors passes the resolutions, which is on March 26, 2002. Therefore, date of the issuance and offering the warrants is March 27, 2002 and the exercise price is the closing price of the Company's shares traded on the Stock Exchange of Thailand on March 26, 2002.

Summary Translation Letter

To The Stock Exchange of Thailand

Date March 26, 2002

AIS 119/2002

Subject: Notification of the Resolutions of the Board of Directors' Meeting in respect to the issuance and offering of warrants to directors, employees and, advisors of the Company.

To: President

The Stock Exchange of Thailand

The Board of Directors of Advanced Info Service Public Company Limited (the "Company") at the meeting No. 3/2002 held on March 26, 2002 at 4.00 p.m. at the Board Room, 20th Floor, 414, Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400, resolved the matters as follows:

1. Certified the Minutes of the Board of Directors' Meeting No.2 /2002 held on February 28, 2002;

2. Approved the issuance and offering of 14,000,000 warrants to directors, employees, and advisors whose are eligible to be allocated and the subrogated securities purchaser. The list of all directors to be allocated warrants and employees and advisors of the Company to be allocated warrants in the amount exceeding 5 percent of warrant to be issued and offered, is as follows:

Name	Number of Allocated Warrants	% of Total Warrants
1. Mr. Somprasong Boonyahcai	1,471,800 Units	10.51
2. Mr. Vikrom Sriprataks	1,128,600 Units	8.06
3. Mrs. Suvimon Kaewkoon	1,197,800 Units	8.56
4. Ms. Yingluck Shinawatra	1,250,000 Units	8.93
5. Mr. Songsak Premsuk	1,040,400 Units	7.43

3. Acknowledged the date of the issuance and offering the warrants to directors, employees and advisor of the Company determined by the Executive Committee as the resolutions of the shareholders' meeting of the Company. The issuance and offering the warrants shall be made on the day after the Board of Directors passes the resolutions, which is on March 26, 2002. Therefore, date of the issuance and offering the warrants is March 27, 2002 and the exercise price is the closing price of the Company's shares traded on the Stock Exchange of Thailand on March 26, 2002.